UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AmpliPhi Biosciences Corporation

File No. 000-23930- CF#30516

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AmpliPhi Biosciences Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 10-12G filed on December 16, 2013, as amended.

Based on representations by AmpliPhi Biosciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through January 31, 2018
Exhibit 10.5	through January 31, 2018
Exhibit 10.6	through December 16, 2016
Exhibit 10.7	through December 16, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary